Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

March 29, 2019

Mr. Keith A. Gregory, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Select Sector SPDR® Trust (the “Registrant”): SEC File Nos. 333-57791 and 811-08837; Post-Effective Amendment No. 45 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 45”)

Dear Mr. Gregory:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, January 30, 2019, with respect to Amendment No. 45. Amendment No. 45 was filed on November 29, 2018 and included disclosure with respect to The Consumer Discretionary Select Sector SPDR Fund and The Technology Select Sector SPDR Fund (each, a “Fund,” and collectively, the “Funds”), each a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 45.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 45. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 45.

Prospectus

1.

Comment: Please disclose in each Fund’s principal investment strategy the industries and/or sectors in which the Fund was principally invested as of a recent date and disclose related risk factors in the principal risks section. The Staff notes that in the Funds’ most recent annual report filed for the period ended September 30, 2018, the disclosure indicated that the Funds were invested in certain industries to the following extent (percentages are approximated):

The Consumer Discretionary Select Sector SPDR Fund:

•	30% in internet & direct marketing retail, 27% in specialty retail, and 18% in hotels, restaurants and leisure.

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Washington, DC 20004	+1.202.739.3000
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The Technology Select Sector SPDR Fund:

•	29% in software, 23% in IT services, 22% in technology hardware, storage & peripherals, and 19% in semiconductor & semiconductor equipment.

If a Fund was concentrated in any industry or group of industries, please disclose this fact in the Fund’s principal investment strategy section and include related principal risk disclosure.

Response: The Registrant believes the current disclosure is appropriate. In particular, the Registrant notes each Fund’s principal investment strategy states that the Fund will invest at least 95% of its assets in securities comprising the relevant Index and that each Index includes companies identified as belonging to a particular sector (each sector being a group of industries) by the Global Industry Classification Standard. The Registrant further notes that each Fund’s principal risks section includes a discussion of the risks of investing in the applicable sector. In addition, the Registrant notes that the applicable sector risk discussion for each Fund states that the Fund’s assets will be concentrated in the particular sector the relevant Index tracks.

2.

Comment: Please disclose in each Fund’s principal investment strategy that the Fund will concentrate its investments in a particular industry or group of industries to the same extent that the Index concentrates in an industry or group of industries and include a principal risk factor to that effect.

Response: The Registrant believes the current disclosure is appropriate (please see the response to comment 1 above) and effectively provides the same information as the requested disclosure.

3.

Comment: Please enhance the description of each Fund’s index in its principal investment strategy section to describe briefly the selection process for the parent index universe, secondary selection requirements, rebalance and/or reconstitution dates and any required minimum or maximum market capitalization ranges for Index constituents.

Response: The Registrant believes each Fund’s current principal investment strategy is appropriate. In particular, the Registrant notes that the principal investment strategy explains that each Fund’s index includes constituents of the S&P 500 Index that have been identified as belonging to a particular sector by the Global Industry Classification Standard. The Registrant notes that additional information with respect to the indexes is included elsewhere in the registration statement.

4.

Comment: With respect to The Consumer Discretionary Select Sector SPDR Fund, please consider including a mid-capitalization securities risk as a principal risk of the Fund. The Staff notes that as of a recent date, the Fund invested 17% in mid-capitalization companies. (Source: ETFdb.com)

Response: The Registrant notes that each Index is a sub-set of the S&P 500 Index, based on sector. The Registrant further notes that the S&P 500 Index is held out and widely recognized as a gauge of the performance of large-capitalization U.S. companies. As a result, the Registrant believes a discussion of mid-capitalization securities risk as a principal risk of the Fund is not appropriate.

5.

Comment: Please include a Rule 35d-1 80% investment policy for each Fund, as names suggesting investment in a particular industry or group of industries are subject to the 80% policy requirement of Rule 35d-1.

Response: The Registrant does not believe that such a policy is necessary as the effect of such a policy is already covered by each Fund’s existing non-fundamental policy. In particular, the Registrant notes that each Fund has adopted a non-fundamental policy to, under normal circumstances, invest at least 95% of its total assets in common stocks that compose its respective Index and that each Index includes companies identified as belonging to the particular sector (determined by the Global Industry Classification Standard) reflected in the corresponding Fund’s name.

6.

Comment: The Staff notes the inclusion of the following disclosure in the “Certain Other Investments” discussion in the Non-Principal Strategies section. Please disclose why a Fund would invest in securities not included in its Index.

Each Fund may invest in equity securities that are not included in the Fund’s Index, convertible securities, variable rate demand notes, commercial paper, structured notes (notes on which the amount of principal repayment and interest payments are based on the movement of one or more specified factors such as the movement of a particular security or index), swaps and in options and futures contracts.

Response: The Registrant believes the following disclosure, currently included in the “Additional Strategies Information” section, addresses this comment:

While normally each Fund employs a replication strategy to track the performance of its Index, under various circumstances it may not be possible or practical to purchase all of the securities in the benchmark Index for a Fund, or amounts of such securities in proportion to their weighting in the Index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index; in instances when a security in the Index becomes temporarily illiquid, unavailable or less liquid; or due to legal restrictions (such as diversification requirements that apply to the Fund but not the Index). Under such circumstances, the Adviser intends to employ a sampling strategy in managing such Fund. Sampling means that the Adviser uses quantitative analysis to select securities, including securities in the Index, outside of the Index and derivatives that have a similar investment profile as the relevant Index in terms of key risk factors, performance attributes and other economic characteristics. These include industry weightings, market capitalization, and other financial characteristics of securities. The quantity of holdings in a Fund will be based on a number of factors, including asset size of the Fund. In addition, from time to time, securities are added to or removed from each Index. The Adviser may sell securities that are represented in an Index, or purchase securities that are not yet represented in an Index, in anticipation of their removal from or addition to an Index. Further, the Adviser may choose to overweight securities in an Index, purchase or sell securities not in an Index, or utilize various combinations of other available techniques, in seeking to track an Index.

7.

Comment: The principal risk disclosure relating to sectors and countries in Items 4 and 9 appear substantially identical. The Staff has indicated that the disclosure in Items 4 and 9 should not be identical and more detailed disclosure should appear in Item 9. See IM

Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure; see also Dalia Blass, Director of Division of Investment Management, U.S. Securities and Exchange Commission, Key Note Address ICI Securities Law Developments Conference, October 25, 2018.

Response: The Registrant acknowledges IM Guidance Update 2014-08 and the Key Note Address. The Registrant believes, however, that the current disclosure is appropriate. In particular, the Registrant believes an investor may consider the disclosure included in Item 4 to be important to making an investment decision.

Statement of Additional Information

8.	Comment: Please update the disclosure in the SAI responsive to Items 17-20 of Form N-1A to reflect calendar or fiscal dates specified by Form N-1A instructions.

Response: The disclosure was updated in Post-Effective Amendment No. 46 filed on January 28, 2019.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.